Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Nine Months Ended September 30,	Year ended December 31,
(in millions)	2016	2015	2014	2013	2012	2011
Income before income taxes	$3,273	$4,602	$4,395	$3,973	$3,470	$3,135
Less: Net income (loss) attributable to noncontrolling interests(1)	(2)	7	(30)	19	(18)	2
Pre-tax income attributable to BlackRock, Inc.	3,275	4,595	4,425	3,954	3,488	3,133
Add: Fixed charges	189	261	254	258	261	236
Distributions of earnings from equity method investees	16	41	57	80	42	30
Less: (Losses) earnings from equity method investees	71	91	158	158	175	23
Pre-tax income before fixed charges	$3,409	$4,806	$4,578	$4,134	$3,616	$3,376
Fixed charges:
Interest expense	$154	$204	$232	$211	$215	$176
Interest expense on uncertain tax positions(2)	1	12	(22)	3	3	10
Portion of rent representative of interest(3)	34	45	44	44	43	50
Total fixed charges	$189	$261	$254	$258	$261	$236
Ratio of earnings to fixed charges	18.0x	18.4x	18.0x	16.0x	13.9x	14.3x

(1)	Amount includes redeemable and nonredeemable noncontrolling interests.
(2)	Interest expense on uncertain tax positions has been recorded within income tax expense on the consolidated statements of income.
(3)	The portion of rent representative of interest is calculated as one third of the total rent expense.